HellerEhrman

2 March 2005



Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong Practice
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main 852.2292.2000
Fax 852.2292.2200

41585.0001

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

RECEIVED MAR 10 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 179

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-34811

Re: ChinaCast Communication Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

On behalf of ChinaCast Communication Holdings Limited (the "Company"), SEC File No. 82-34811, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding additional information to full year financial statement for the year ended December 31, 2004, dated February 25, 2005, published (in English language) on the SGX public website;

dlw 3/21

(2) The Company's full year financial statement announcement for the period ended December 31, 2004, dated February 21, 2005, published (in English language) on the SGX public website; and

(3) The Company's announcement regarding aggregate value of interested person transactions entered into during the year ended December 31, 2004, dated February 21, 2005, published (in English language) on the SGX public website.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: ChinaCast Communication Holdings Limited

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Miscellaneous
* Asterisks denote mandatory information

>> Explanatory Notes
Please use this template for any miscellaneous announcements.

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	
Announcement No.	

The Price Sensitivity and Contact Number information will not be published.

Price Sensitivity *	No
Contact Number *	6532 5998

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	ADDITIONAL INFORMATION TO FULL YEAR FINANCIAL STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2004
Description	
Attachments:	ChinaCast_AdditionalInfoToFullYrResults31Dec04.pdf Total size = **50K** (2048K size limit recommended)

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Approved for releases to SGX-ST by:-

Name:
Date

CHINACAST COMMUNICATION HOLDINGS LIMITED

ADDITIONAL INFORMATION TO FULL YEAR FINANCIAL STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2004

ChinaCast Communication Holdings Limited (the "Company") refers to its Full Year Financial Statement Announcement for the year ended 31 December 2004 released on 21 February 2005 and wishes to provide further information to the following items of the Group's balance sheet:-

a) Other receivables and prepayments

Other receivables and prepayments increased from RMB5.17 million as at 31 December 2003 to RMB9.83 million as at 31 December 2004. The increase of RMB4.66 million was mainly due to an additional deposit of RMB5.60 million paid to our transponder bandwidth provider as a result of increased usage during the year.

b) Other payables

Other payables increased from RMB1.21 million as at 31 December 2003 to RMB2.20 million as at 31 December 2004. The increase by RMB0.99 million was mainly due to amounts totalling RMB1.18 million accrued for professional fees and the production cost of the annual report.

Submitted by Antonio Sena, Company Secretary on 25/02/2005 to the SGX

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Full Year * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	Antonio Sena
Designation *	Company Secretary
Date & Time of Broadcast	21-Feb-2005 19:21:25
Announcement No.	00092

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	31-12-2004

Attachments:

ChinaCast_FullYrResults31Dec2004.pdf
Total size = **148K**
(2048K size limit recommended)

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CHINACAST COMMUNICATION HOLDINGS LIMITED

Full Year Financial Statement Announcement For The Period Ended 31 December 2004

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group (Actual) 1 May – 31 Dec FY2004 RMB'000	Group (Proforma) 1 Jan – 31 Dec FY2004 RMB'000	Group (Proforma) 1 Jan – 31 Dec FY2003 RMB'000	% change +/(-)
Revenue	50,488	75,007	76,587	(2.06)
Cost of sales	(21,699)	(33,232)	(34,373)	(3.32)
Gross profit	28,789	41,775	42,214	(1.04)
Service fee(Note A)	23,927	32,714	22,895	42.89
Other income	2,318	2,712	634	327.76
Selling expense	(1,238)	(1,634)	(2,586)	(36.81)
Administrative expense	(18,885)	(24,443)	(18,022)	35.63
Profit from operations	34,911	51,124	45,135	13.27
Finance costs	(72)	(392)	(1,051)	(62.7)
Profit before income tax	34,839	50,732	44,084	15.0
Income tax expense	(6,132)	(9,776)	(12,611)	(22.48)
Net profit for the period	28,707	40,956	31,473	30.1

Explanatory notes

(1) The Company was incorporated in Bermuda on 20 November 2003 and was formed as a result of the restructuring exercise (the "Restructuring Exercise") as described in the prospectus of the Company dated 30 April 2004 (the "Prospectus"). Actual results are derived after the Company had completed the Restructuring Exercise.

(2) (A) For the purpose of this announcement, the proforma financial statements of the Group for the year ended 31 December 2004 including the comparatives for the year ended 31 December 2003 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(B) The proforma income statement of the Group, because of their nature, may not give a true picture of the actual financial results of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

Notes to Income Statement:

(A) The Group had entered into technical service agreements with each of ChinaCast Co., Ltd ("CCL") and ChinaCast Li Xiang Co., Ltd. ("CCLX") (collectively, the "Satellite Operating Entities" or "SOE"), pursuant to which the Group provides SOE with certain technical services and ancillary equipment in connection with their satellite communication businesses. As compensation, the Group receives a service fee that equals the difference between SOE's total monthly revenues net of respective operating expenses.

The following details have been extracted from the financial statements of the SOE, which has been prepared in accordance with International Financial Reporting Standards and adjusted for the purpose of preparing the Group financial information:

	1 May – 31 Dec FY2004 RMB'000	1 Jan – 31 Dec FY2004 RMB'000	1 Jan – 31 Dec FY2003 RMB'000	% change +/(-)
Revenue	45,901	65,950	46,599	41.53
Cost of sales	(17,101)	(22,881)	(18,340)	24.76
Gross profit	28,800	43,069	28,259	52.41
Other operating income	4,285	6,598	7,239	(8.85)
Interest income	84	97	16	506.25
Selling expense	(2,308)	(3,790)	(1,393)	172.07
Administrative expense	(6,729)	(9,880)	(9,061)	9.04
Finance costs	-	-	-	
Income tax expense	(205)	(3,380)	-	
Proforma adjustments	-	-	(2,165)	
Service fee to the Group	23,927	32,714	22,895	42.89

(B) The profit before income tax includes the following charges (credits):

	Group (Actual) 1 May – 31 Dec FY2004 RMB'000	Group (Proforma) 1 Jan – 31 Dec FY2004 RMB'000	Group (Proforma) 1 Jan – 31 Dec FY2003 RMB'000
Depreciation of property, plant and equipment	1,445	2,255	2,204
Interest expense to related parties	54	365	1,029
Interest on borrowings	18	27	22
Foreign exchange loss	66	78	73
Write off of property, plant and equipment	229	229	-
Other income including interest income	(2,318)	(2,712)	(634)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Group (Actual) As at 31/12/2004 RMB'000	Group (Proforma) As at 31/12/2003 RMB'000	Company (Actual) As at 31/12/2004 RMB'000	Company (Actual) As at 31/12/2003 RMB'000
ASSETS				
Current assets:				
Cash and bank balances	328,718	110,673	-	-
Trade receivables	15,077	26,001	-	-
Other receivables and prepayments	9,832	5,165	-	-
Amount due from related parties-non trade	411	6,848	-	-
Total current assets	354,038	148,687	-	-
Non-current assets:				
Investment in subsidiaries	-	-	219,146	-
Due from subsidiary	-	-	238,626	-
Amount due from related parties-non trade	177,926	130,837	-	-
Property, plant and equipment	3,676	5,854	-	-
Deposit for acquiring PP&E	25,839	-	-	-
Deferred tax assets	1,552	6,346	-	-
Goodwill	1,846	-	-	-
Total non-current assets	210,839	143,037	457,772	-
Total assets	564,877	291,724	457,772	-
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Current portion of bank loan	60	60	-	-
Trade payables	-	1,716	-	-
Other payables	2,202	1,210	270	-
Tax payable	35,392	23,351	-	-
Amount due to related parties-non trade	-	14,095	-	-
Current portion of finance lease	155	155	-	-
Total current liabilities	37,809	40,587	270	-
Non-current liabilities:				
Bank loan	80	140	-	-
Finance lease	348	503	-	-
Amount due to related parties-non trade	-	17,397	-	-
Total non-current liabilities	428	18,040	-	-
Shareholders' equity	526,640	233,097	457,502	-
Total liabilities and shareholders' equity	564,877	291,724	457,772	-

Explanatory Note:

(1) The Company was incorporated in Bermuda on 20 November 2003. As at 31 December 2003, we had an authorized share capital of US$12,000 comprising 1,200,000 ordinary shares of US$0.01 each, of which 1,200,000 nil paid ordinary shares of US$0.01 each were issued.

(2) For the purpose of this announcement, the balance sheet of the Group as at 31 December 2004 has been prepared based on the actual Group structure. The comparatives of the balance sheet of the proforma Group as at 31 December 2003 has been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place on that date; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(3) The proforma balance sheets of the Group, because of their nature, may not give a true picture of the actual financial position of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 31 December 2004		As at 31 December 2003	
Secured **RMB'000**	Unsecured **RMB'000**	Secured **RMB'000**	Unsecured **RMB'000**
215	-	215	14,095

Amount repayable after one year

As at 31 December 2004		As at 31 December 2003	
Secured **RMB'000**	Unsecured **RMB'000**	Secured **RMB'000**	Unsecured **RMB'000**
428	-	643	17,397

Details of any collateral

The Group's obligation under a finance lease is secured by the lessor's charge over the leased asset. As at 31 December 2004, the current portion and non-current portion of the finance lease amounted to approximately RMB155,000 and RMB348,000 respectively.

The Group also has a bank loan secured by a motor vehicle of the Group and the balance is repayable by yearly instalments due on 21 March 2005 and 21 March 2006. As at 31 December 2004, the current portion and non-current portion of the bank loan amounted to RMB60,000 and RMB80,000 respectively

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Group (Actual) 1 May – 31 Dec FY2004 RMB'000	Group (Proforma) 1 Jan – 31 Dec FY2003 RMB'000
Cash flows from operating activities		
Profit before income tax	34,839	44,084
Adjustments for:		
Depreciation expense	1,445	2,204
Write off of property, plant and equipment	229	-
Interest income	(2,173)	(634)
Interest expense	72	1,051
Goodwill amortization	65	-
Direct issue cost amortization	690	-
Operating profit before working capital changes	35,167	46,705
Trade receivables	22,290	9,844
Other receivables and prepayments	(20,709)	(3,332)
Trade payables	-	(3,966)
Other payables	(3,599)	(155)
Amount due from related parties-non trade	(411)	(12,132)
Amount due to related parties-non trade	-	(10,669)
Cash from operations	32,738	26,295
Interest paid	(72)	(1,051)
Interest received	2,173	634
Income tax paid	(291)	(61)
Net cash from operating activities	34,548	25,817
Cash flows from investing activities:		
Cash inflow arising from the acquisition of subsidiary (Note 3)	95,380	-
Advances to related parties-non trade	(26,062)	(62,442)
Purchase of property, plant and equipment	(300)	(2,422)
Net cash from investing activities	69,018	(64,864)
Cash flows from financing activities		
(Repayments of) Proceeds from borrowing	(14,406)	200
Capital contribution	-	13,019
Proceeds from issue of shares (net of related expenses)	239,661	108,201
Finance lease	(103)	658
Net cash from financing activities	225,152	122,078

Net effect of exchange rate changes in consolidating subsidiaries	-	203
Net increase (decrease) in cash and cash equivalents	328,718	83,234
Cash and cash equivalents at beginning of period	-	27,439
Cash and cash equivalents at end of period	328,718	110,673

Explanatory Note:

(1) For the purpose of this announcement, the proforma cashflow statement of the Group for the year ended 31 December 2003 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(2) The proforma cashflow statement of the Group, because of their nature, may not give a true picture of the actual cashflow of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

(3) The attributable net assets of the subsidiary acquired are as follows:

	Actual RMB'000
Property, plant and equipment	5,049
Amount due from related parties	151,864
Deposit for acquiring PP&E	5,329
Deferred tax assets	1,511
Goodwill	1,911
Trade and other receivables	47,000
Bank balances and cash	95,380
Bank loan	(746)
Trade and other payables	(6,931)
Amount due to related parties	(14,406)
Other tax liabilities	(28,379)
Net asset acquired	257,582
Adjustment arising from the Restructuring Exercise	(38,436)
Total purchase consideration	219,146
Less: Non-cash consideration	(219,146)
Plus: Cash of subsidiary acquired	95,380
Cash inflow arising from acquisition of subsidiary	95,380

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Proforma Share capital	Share premium	Translation reserve	Legal reserve	Special reserve	Accumulated losses	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Group (Proforma)							
Balance at 1 January 2003	161,992	-	(29)	-	-	(82,793)	79,170
Issuance of redeemable convertible preference shares	110,733	-	-	-	-	-	110,733
Reversal of minority interest against accumulated losses arising from restructuring exercise	(1,032)	-	-	-	-	1,032	-
Arising from restructuring exercise	(1,500)	-	-	-	-	-	(1,500)
Capital contribution from waiver of Loans	13,019	-	-	-	-	-	13,019
Net profit for the year ended 31 December 2003	-	-	-	-	-	31,473	31,473
Transfer to legal reserve	-	-	-	1,361	-	(1,361)	-
Translation adjustment	-	-	202	-	-	-	202
Balance at 31 December 2003	283,212	-	173	1,361	-	(51,649)	233,097

	Share capital	Share premium	Translation reserve	Legal reserve	Special reserve	Accumulated earnings	Total
Group (Actual)							
Balance at 1 January 2004	-	-	-	-	-	-	-
Adjustment arising from the Restructuring Exercise as described in the Prospectus	219,146	-	-	-	39,146	-	258,292
Issue of 110.5 million new ordinary shares of US$0.08 each pursuant to initial public offering on SGX net of expenses	73,089	186,494	-	-	-	-	259,583
Share issue expenses	-	(19,922)	-	-	-	-	(19,922)
Net profit for the year ended 31 December 2004	-	-	-	-	-	28,707	28,707
Transfer to legal reserve	-	-	-	2,373	-	(2,373)	-
Translation adjustment	-	-	(20)	-	-	-	(20)
Balance at 31 December 2004	292,235	166,572	(20)	2,373	39,146	26,334	526,640
Company (Actual)							
Balance at 1 January 2004	-	-	-	-	-	-	-
Adjustment arising from the Restructuring Exercise as described in the Prospectus	219,146	-	-	-	-	-	219,146
Issue of 110.5 million new ordinary shares of US$0.08 each pursuant to initial public offering on SGX net of expenses	73,089	186,494	-	-	-	-	259,583
Share issue expenses	-	(19,922)	-	-	-	-	(19,922)
Net profit for the year ended 31 December 2004	-	-	-	-	-	(1,305)	(1,305)
Balance at 31 December 2004	292,235	166,572	-	-	-	(1,305)	457,502

Explanatory Note:

(1) For the purpose of this announcement, the statement of changes in equity of the proforma Group for the year ended 31 December 2003 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(2) The proforma statement of changes in equity of the Group, because of their nature, may not give a true picture of the actual changes in equity of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Share Capital:

Details of the changes to the Company's share capital for the year ended 31 December 2004 are as follows:

Date	Purpose	Par Value (US$)	Issue Price/ Consideration	Number of shares	Resultant issued share capital (US$)
29 April 2004	Issued and fully paid-up ordinary shares of US$0.01 each upon the completion of the Restructuring Exercise as described in the Prospectus.	0.01	US$26,493,320	2,649,332,008	26,493,320
29 April 2004	Credited as fully paid upon the completion of the Restructuring Exercise as described in the Prospectus, the 1,200,000 ordinary shares of US$0.01 each that were issued nil paid	0.01	US$12,000	-	26,505,320
29 April 2004	Share Consolidation	0.08	-	331,316,501	26,505,320
	New shares of US$0.08 each to be issued pursuant to the invitation of the Company	0.08	S$0.49	110,500,000	35,345,320
	Issued and paid-up share capital after the invitation of the Company	0.08	-	441,816,501	35,345,320

Share Options:

As at 31 December 2004, there were unexercised share options for 26,110,000 unissued ordinary shares (31 December 2003 : Nil).

2. **Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The Group has applied the same accounting policies and methods of computation adopted in the preparation of the financial statements as presented in the Company's Prospectus.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

There were no changes in the accounting policies and methods of computation.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Group (Actual) FY2004	**Group (Proforma) FY2004**	**Group (Proforma) FY2003**
Earnings per share (EPS) in RMB cents			
(i) Based on weighted average number of ordinary shares in issue*	6.60	10.23	9.50
(ii) On a fully diluted basis**	6.39	9.87	NA

*The calculation of earnings per share for the actual results for the period from 1 May 2004 to 31 December 2004 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 434,910,000 shares. The calculation of earnings per share for the proforma results for the year ended 31 December 2004 is based on the proforma net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 400,379,000 shares. For comparative purposes, earnings per share for the proforma results for the year ended 31 December 2003 has been calculated based on the net profit attributable to shareholders and the pre-invitation issued share capital of 331,316,501 shares.

** For the purpose of computing diluted EPS, the number of shares is based on the weighted average number of ordinary shares in issue disclosed above and after adjusting for the effect of dilutive share options.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**

(a) current financial period reported on; and
(b) immediately preceding financial year.

	Group (Actual) As at 31/12/2004	Group (Proforma) As at 31/12/2003	Company As at 31/12/2004	Company As at 31/12/2003
Net asset value per share in RMB	1.19	0.70	1.04	-

Net asset value per ordinary share was computed based on (1) the shareholder's equity of our Group/Company as at 31 December 2004 and 31 December 2003 and (2) the share capital of 441,816,501 shares as at 31 December 2004 (31 December 2003: 331,316,501 shares).

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

The following discussion on the performance of the Group is based on our comparison between "Proforma FY2003" and "Proforma FY2004" results. "Actual FY2004" only reflects the Group's results after it had completed its Restructuring Exercise during the year 2004. As such, "Actual 2004" is not comparable to "Proforma FY2003", which reflects full year results in FY2003. The Directors are of the view that comparison between "Proforma FY2003" and "Proforma 2004" provides a more meaningful review of the financial performance of the Group.

Review of Operating results

	FY2004 RMB'000	FY2003 RMB'000
Revenue of the Group		
K-12 and content delivery	75,007	76,587
Revenue of the SOE		
University Distance Learning Solutions	56,396	37,598
IT/Management Training Courses and Solutions	3,636	5,289
K-12 Distance Learning and Educational Content Solutions	4,990	3,711
Enterprise Networking Products and Services	928	-
Sub-total	65,950	46,598
Sum of the Group's and SOE's revenue	140,957	123,185

The sum of the proforma revenue of the Group and that of the SOE for FY2004 amounted to RMB141.0 million representing an increase of 14.4% compared to the corresponding period in the previous year. Compared to FY2003, revenue of the Group decreased slightly by approximately 2.1% from RMB76.6 million to RMB75.0 million. As disclosed in more details below, the revenue of SOE increased from RMB46.6 million in FY2003 to RMB66.0 million in FY2004.

Cost of sales decreased slightly by 3.3% from RMB34.4 million in FY2003 to RMB33.2 million in FY2004. Gross profit margin increased slightly by approximately 0.6 percentage points, from 55.1% in FY2003 to 55.7% in FY2004.

The Group received a service fee of RMB32.7 million in FY2004 as compared to a service fee of RMB22.9 million in FY2003. The SOE recorded a significant increase in its revenue from RMB46.6 million in FY2003 to RMB66.0 million in FY2004, which was mainly attributable to the increase in revenue from the University Distance Learning Solutions business segment. Revenue from this segment increased from RMB37.6 million in FY2003 to RMB56.4 million in FY2004 mainly due to the increase in student enrolment for distance learning. Total students enrolled for distance university education increased from approximately 47,000 as at the end of FY2003 to approximately 82,000 as at the end of FY2004. Selling expenses of SOE increased significantly from RMB1.4 million in FY2003 to RMB3.8 million in 3QFY2004, as a result of the increase in sales and marketing activities of SOE. Administrative expenses of SOE increase slightly by 9.0% from RMB9.1 million in FY2003 to RMB9.9 million in FY2004.

The Group's selling expenses dropped considerably from RMB2.6 million in FY2003 to RMB1.6 million in FY2004, as the Group reduced the resources allocated to the development of the K-12 Distance Learning and Educational Content Solutions segment. Administrative expenses increased by 35.6% from RMB18.0 million in FY2003 to RMB24.4 million in FY2004. The increase was due to the commencement of remuneration for certain directors of the Group after the Series B financing round in September 2003 and the expansion of its business operation after the listing exercise.

Other income increased significantly from RMB634,000 to RMB2.7 million. The increase was mainly due to the increase in interest income derived from the increase in bank balances after the listing. Finance costs decreased significantly by 62.7% from RMB1.05 million in FY2003 to RMB392,000 in FY2004. This decrease was mainly due to the decrease in loans from a shareholder and a director as a result of repayment of their debts.

Overall, profit before income tax has increased from RMB44.1 million in FY2003 to RMB50.7 million in FY2004, representing an increase of 15.0%. The increase in the profit before tax was mainly due to the service fee we received from the SOE which managed to expand its business in the University Distance Learning Solutions business segment. Net profit increased from RMB31.5 million in FY2003 to RMB41.0 million in FY2004, representing an increase of 30.1%.

Financial Position

Pursuant to the Group's initial public offerings on the SGX, 110.5 million new shares were issued at an issue price of S$0.49 each. Cash and bank balances increased from RMB110.7 million as at 31 December 2003 to RMB328.7 million as at 31 December 2004. Account receivable decreased considerably by 42.0% from RMB26 million as at 31 December 2003 to RMB15.1 million as at 31 December 2004. Prepayment and other receivable and deposit increased from RMB5.2 million as at 31 December 2004 to RMB35.7 million as at 31 December 2004 mainly as a result of the deposit payments of RMB26 million to suppliers for the purchase of equipment. Net tangible assets as at 31 December 2004 totaled RMB524.8 million (31 December 2003: RMB233.1 million). This represented an increase of 94.8% from the net tangible assets as at 31 December 2004.

Financial support to SOE

From 1 May 2004, after the Group completed the Restructuring Exercise, to 31 December 2004, the Group extended further advances amounting to RMB26.1 million to the SOE, which raised the amount due from SOE from RMB151.8 million as at 1 May 2004 to RMB177.9 million as at 31 December 2004. As compared to 30 September 2004, amount due from SOE dropped by RMB12.7 million from RMB190.6 million to RMB177.9 million as at 31 December 2004. Cash and bank balances of SOE increased from RMB2.7 million as at 1 May 2004 to RMB52.2 million as at 31 December 2004. Account Receivable of the SOE amounted to RMB14.5 million as at 31 December 2004,representating an increase of 20.8% to the account receivable of RMB 12.0 million as at 31 December 2004.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

No forecast or prospect statement had been issued for the period under review.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

The K-12 Distance Learning and Educational Content Solutions segment continues to be the Group's principal revenue contributor. This segment is considered an established and mature segment for the Group and revenue from this segment has been fairly stable for the past year.

On the other hand, the University Distance Learning Solutions segment shows a satisfactory and promising performance. In addition to the existing 8 universities which are generating revenues for SOE, 2 more universities that have signed contracts with the SOE are in the student enrolment phase and their distance learning courses would start later.

The Enterprise Networking Products and Services segment, which commenced marketing operations at the end of 1QFY2004, is progressing well. Our first major enterprise customer, Taikang Life Insurance Co., Ltd. ("Taikang"), is in beta testing and we anticipate bringing them to full commercial service in 1QFY2005. The insurance and banking sector is a key target market and our project with Taikang has enabled us to make excellent inroads to other insurance and banking customers. We have identified and qualified additional strategic sales opportunities in these sectors as well as in other key sectors and hope to close an additional 2-3 major customers within the first half of 2005. We are currently ramping up our sales, marketing and customer support staff to meet the demands of the market.

We are also in the process of expanding our Satellite Network Operations Center in Beijing and taking delivery of our new DirecWay satellite hub upgrade to enable two-way broadband satellite services. This will be important for the full commercial launch of our private IP and VPN network solutions for the enterprise market, which we anticipate to do in 1QFY2005.

11. Dividend

(a) Current Financial Period Reported On

None

(b) Corresponding Period of the Immediately Preceding Financial Year

None.

(c) Date payable

Not applicable.

(d) Books closure date

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.

No dividends have been recommended.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

The Group revenue and profit before income tax are substantially derived from sales in Hong Kong and the People's Republic of China ("PRC"). The principal activity of the Group is the technology enablers in the satellite communication industry and most of the assets and liabilities and capital expenditure of the Group are employed in the PRC. Hence, the geographical and business segment information are as presented in the financial information.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Not applicable.

15. A breakdown of sales.

	Group (Proforma) Year ended 31/12/2004 RMB'000	Group (Proforma) Year ended 31/12/2003 RMB'000	% change +/(-)
Revenue reported for the first half year	38,950	38,650	0.8
Net profit after tax for the first half year	18,052	10,368	74.1
Revenue reported for the second half year	36,057	37,937	(5.0)
Net profit after tax for the second half year	22,117	21,105	4.8

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Dividend (refer to Para 16 of Appendix 7.2 for the required details)

	Latest Full Year	Previous Full Year
Ordinary	-	-
Preference	-	-
Total:	-	-

BY ORDER OF THE BOARD

Yin Jianping
Chairman
21/02/2005

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	Antonio Sena
Designation *	Company Secretary
Date & Time of Broadcast	21-Feb-2005 19:23:58
Announcement No.	00094

>> Announcement Details
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Announcement Title *	AGGREGATE VALUE OF INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE YEAR ENDED 31 DECEMBER 2004
Description	
Attachments:	ChinaCast_AggregateValueOfIPT31Dec2004.pdf Total size = **73K** (2048K size limit recommended)

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CHINACAST COMMUNICATION HOLDINGS LIMITED

AGGREGATE VALUE OF INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE YEAR ENDED 31 DECEMBER 2004

Pursuant to Rule 920 of the SGX-ST Listing Manual, ChinaCast Communication Holdings Limited (the "Company") wishes to announce that the aggregate value of interested person transactions entered into by the Company and/or its subsidiaries during the year ended 31 December 2004, are as follows:-

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000/- and transactions conducted under shareholders mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000/-)
ChinaCast Co., Ltd ("CCL")	(a) Service fee paid by CCL to the Group under a technical service agreement between the parties: RMB7,843,581 (b) Satellite usage platform fee paid by the Group to CCL under a revenue and cost allocation agreement between the parties: RMB1,852,169 (c) Costs reimbursed to CCL by the Group under a revenue and cost allocation agreement between the parties: RMB3,656,149 (d) Financial support rendered to CCL by the Group under a technical service agreement between the parties: RMB86,673,011	(a) Service fee paid by CCL to the Group under a technical service agreement between the parties: RMB26,607,817 (b) Satellite usage platform fee paid by the Group to CCL under a revenue and cost allocation agreement between the parties: RMB5,128,970 (c) Costs reimbursed to CCL by the Group under a revenue and cost allocation agreement between the parties: RMB7,763,545 (d) Financial support rendered to CCL by the Group under a technical service agreement between the parties as at 31 December 2004: RMB118,250,345
ChinaCast Li Xiang Co., Ltd ("CCLX")	(a) Service fee reimbursed to CCLX by the Group under a technical service agreement between the parties: RMB1,058,470 (b) Costs reimbursed to CCLX by the Group under a revenue and cost allocation agreement between the parties: RMB37,336	(a) Service fee reimbursed to CCLX by the Group under a technical service agreement between the parties: RMB678,436 (b) Costs reimbursed to CCLX by the Group under a revenue and cost allocation agreement between the parties: RMB1,668,335

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000/- and transactions conducted under shareholders mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000/-)
ChinaCast Li Xiang Co., Ltd ("CCLX") (Cont'd)	c) Financial support rendered to CCLX by the Group under a technical service agreement between the parties: RMB63,381,997	(c) Financial support rendered to CCLX by the Group under a technical service agreement between the parties as at 31 December 2004: RMB59,675,358
Technology Venture Holdings Limited ("TVH")	(a) Shareholder loan repaid to TVH by the Group: RMB13,753,092 (b) Interest expenses to TVH: RMB350,600 (c) Mr. Ron Chan and Mr. Cliff Chow had spent approximately 158 days and 161 days respectively working for the Group, which represented about 71% and 72% of their respective total working time. The Audit Committee is of the view that the remuneration payments to Messrs Ron Chan and Cliff Chow are in accordance with the respective agreements dated 31 January 2004 between the Company, TVH, Ron Chan and Cliff Chow.	
Terence Luk	(a) Shareholder loan repaid to Terence Luk by the Group: RMB706,963 (b) Interest expenses to Terence Luk: RMB14,434	

Submitted by Antonio Sena, Company Secretary on 21/02/2005 to the SGX